

Mail Stop 7010

September 18, 2008

via U.S. mail and facsimile

Crit S. DeMent, Chief Executive Officer of the General Partner
Leaf Equipment Leasing Income Fund III, L.P.
110 South Poplar Street,   Suite 101,
Wilmington Delaware 19801

>   RE: **Leaf Equipment Leasing Income Fund III, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
>   **Filed August 14, 2008**
>   **File No. 333-137734**

Dear Mr. DeMent:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 7 – Debt, page 31

1.   You state your credit facilities include financial covenants but do not provide a discussion of the covenants. Given the significance of your credit facilities to your operations and liquidity, please disclose, in future filings, the nature of each

financial covenant for the various credit facilities and any covenants you may have violated. To the extent you violate your covenant(s), please provide a discussion of the consequences that you are subject to due to default, regardless of your ability or intent to cure the violation and how this violation has impacted or will impact your liquidity, results of operations and the presentation of the debt on the face of your financial statements.

2.   In future filings please disclose the amounts available under each credit facility as of the end of the period to give an investor insight as to the cash amounts that you have available.

Form 10-Q for the Quarter Ended June 30, 2008

Note 3 – Acquisitions, page 11

3.   We note the disclosure regarding your acquisition of LEAF Funding, LLC in April 2008 and that you do not believe this acquisition constituted the acquisition of a business. Tell us your basis for concluding that this acquisition represented an asset purchase rather than the acquisition of a business. Refer to the guidance in Rule 11-01(d) of Regulation S-X and paragraph 6 of EITF 98-3. If this acquisition is an asset purchase, tell us how you determined that valuing these assets at cost was appropriate and cite the authoritative guidance that supports your conclusion.

Note 5 – Investment in Leases and Notes, page 12

4.   We note the significant increase in your provision for credit losses during the six months ending June 30, 2008 and the continued growth in your lease portfolio. Please ensure your disclosure in future filings includes the following:

▪   Please ensure that your critical accounting policy for your direct finance leases discusses in detail management's methodology for determining the provision for loan loss and your allowance for loan losses, including all internal and external factors that impact collectibility, the risks inherent in leasing, current collateral values, loss rates and the procedures and steps performed to determine the loan loss,
▪   Please ensure you have included, in MD&A and your footnotes, information required in SAB 11: K such as a description of the nature and extent of any loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief